Exhibit 11

RTW, INC. AND SUBSIDIARY
Statement Regarding Computation of Basic and Diluted Net Income Per Share

For the three months ended:
March 31,
2005
Basic weighted average shares outstanding	5,347,002

Stock options
Options at $9.50	96
Options at $8.81	2,558
Options at $8.75	73
Options at $6.50	4,119
Options at $6.45	3,347
Options at $6.18	50,577
Options at $6.00	38,112
Options at $4.50	2,411
Options at $3.80	15,201
Options at $3.13	8,464
Options at $2.60	10,386
Options at $2.20	15,462
Options at $2.19	68,217
Options at $1.98	61,664

Diluted weighted average shares outstanding	5,627,689

Net income ($000’s)	$1,049

Net income per share:
Basic income per share	$0.20
Diluted income per share	$0.19